UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Application of Home Country Practice Rules

This current report on Form 6-K is being filed to disclose the home country rule exemption of TNL Mediagene, a Cayman Islands exempted company (the “Company”), that it has elected to follow.

As a foreign private issuer, the Company is permitted, in lieu of certain requirements of the Nasdaq Stock Market Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of the Company’s home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

The Company elected to be exempt from the requirements as follows:

(i) Nasdaq Rule 5635(a), pursuant to which shareholder approval is required prior to an issuance of securities of the company in connection with the acquisition of the stock or assets of another company;

(ii) Nasdaq Rule 5635(b), pursuant to which shareholder approval is required prior to an issuance of securities of the company that will result in a change of control of the company;

(iii) Nasdaq Rule 5635(c), pursuant to which shareholder approval is required prior to an issuance of securities of the company in connection with equity-based compensation of officers, directors, employees or consultants; and

(iv) Nasdaq Rule 5635(d), pursuant to which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

Except for the foregoing and the other home country practices previously disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: June 5, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

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